Exhibit 99.5

CURALEAF HOLDINGS, INC.

NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS

TO BE HELD ON SEPTEMBER 8, 2022

AND

MANAGEMENT INFORMATION CIRCULAR

July 29, 2022

CURALEAF HOLDINGS, INC.

NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS
AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders (the "Meeting") of Curaleaf Holdings, Inc. (the "Company") will be held on September 8, 2022 at 2:00 p.m. (Eastern Time). This year again, the Company is holding the Meeting as a virtual-only meeting, which will be conducted via live webcast at https://web.lumiagm.com/271030391, where all shareholders of the Company (the "Shareholders") regardless of geographic location will have an equal opportunity to participate at the Meeting. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved by permitting a broader base of shareholders to participate in the Meeting, which is consistent with the goals of the regulators, stakeholders, and others invested in the corporate governance process. The virtual-only format for the Meeting will also help mitigate health and safety risks to the community, shareholders, employees and other stakeholders in light of the continuing COVID-19 environment.

The items for consideration at the Meeting are as follows:

(a)	receive and consider the annual audited financial statements of the Company for the financial year ended December 31, 2021 together with the notes thereto and the auditors' report thereon (the "Financial Statements");

(b)	fix the number of directors of the Company at nine (9) and elect as directors for the forthcoming year the six (6) nominees proposed by the Company (see page 2 and following of the accompanying management information circular (the "Information Circular"));

(c)	appoint PKF O'Connor Davies, LLP, as auditors of the Company and authorize the board of directors of the Company (the "Board") to fix the auditors' remuneration and terms of engagement (see page 6 of the Information Circular); and

(d)	transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

As a Shareholder, it is very important that you read the Information Circular and other Meeting Materials (as defined herein) carefully. They contain important information with respect to the matters to be considered at the Meeting, on how to vote your shares and to attend and participate at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof is July 22, 2022 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof. This year again, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders (or their duly appointed proxyholders) regardless of geographic location and equity ownership will have an equal opportunity to participate in the Meeting. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting online at https://web.lumiagm.com/271030391, where they can participate, vote, or submit questions during the Meeting's live webcast. Non-registered Shareholders ("Non-Registered Holders") who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. If you are a Non-Registered Holder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from your financial intermediary to ensure that your subordinate voting shares will be voted at the Meeting by a duly appointed proxyholder or to ensure that you will be able to personally attend, participate and vote at the Meeting.

To be effective, the enclosed proxy or voting instruction must be returned to the Company's registrar and transfer agent, Odyssey Trust Company ("Odyssey") by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at Odyssey Trust Company, 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4. Alternatively, you may vote by Internet at https://login.odysseytrust.com/pxlogin and by clicking "Vote". All instructions are listed on the proxy or voting instruction form. Your proxy or voting instruction form must be received in each case no later than 2:00 p.m. (Eastern Time) on September 6, 2022 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting (including Non-Registered Holders who wish to appoint themselves as proxyholder in order to assist and vote at the Meeting directly) may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. Such appointed person need not be a Shareholder. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a Non-Registered Holder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder's contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email.

If you are a Non-Registered Holder, a voting instruction form, instead of a form of proxy, will be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares. Non-Registered Holders are Shareholders that do not hold their shares of the Company in their own name and whose shares are held through an intermediary.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method to deliver the Information Circular, the Financial Statements and related management's discussion and analysis, and other meeting materials of the Meeting (the "Meeting Materials") to both Non-Registered Holders and registered Shareholders. The notice-and-access mechanism allows the Company to deliver the Meeting Materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting.

Websites Where Meeting Materials Are Posted

Meeting Materials can be viewed online under the Company's profile on SEDAR at www.sedar.com or at https://odysseytrust.com/client/curaleaf-holdings-inc, the website for the Meeting Materials maintained by Odyssey. The Meeting Materials will remain posted on the Company’s profile on SEDAR and on Odyssey's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey's website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than August 19, 2022. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this notice of annual meeting of Shareholders and availability of meeting materials, for voting purposes.

DATED at Wakefield, Massachusetts this 29th day of July 2022.

BY ORDER OF THE BOARD

(signed) "Boris Jordan"

Boris Jordan, Executive Chairman of the Board

TABLE OF CONTENTS

PARTICULARS OF MATTERS TO BE ACTED UPON	1
1. Presentation of the Financial Statements	1
2. Number of Directors and Election of Directors	1
3. Appointment of Auditors	6
4. Consideration of Other Business	6
GENERAL STATUTORY INFORMATION	7
Solicitation of Proxies	7
Notice-and-Access	7
Revocation of Proxy	9
Voting of Proxies and Discretion Thereof	9
Attendance and Participation at the Meeting	9
Non-Registered Holders	10
Notice to United States Shareholders	10
Interest of Certain Persons in Matters to be Acted Upon	11
Votes Necessary to Pass Resolutions	11
Voting Securities and Principal Holders Thereof	11
Take-Over Bid Protection	15
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	16
SECURITY BASED COMPENSATION ARRANGEMENTS	17
Equity Compensation Plan Information	17
Summary of the LTIP	18
STATEMENT OF EXECUTIVE COMPENSATION	21
Compensation Discussion and Analysis	21
Elements of Compensation	21
Director Compensation	24
Director and Named Executive Officer compensation, excluding compensation securities	25
Stock Options and Other Compensation Securities	27
Exercise of Compensation Securities	30
Employment, Consulting and Management Agreements	31
STATEMENT OF CORPORATE GOVERNANCE	33
Board of Directors	33
Chair and Vice-Chair	34
Meetings of Independent Directors	34
Other Directorships	34
Orientation and Continuing Education	34
Ethical Business Conduct	35
Nomination of Directors	35
Board Committees	36
Compensation and Nominating Committee	36
Audit Committee	37
Assessments	38
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	39
ADDITIONAL INFORMATION	41
SCHEDULE "A" Audit Committee Charter	A-1

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CURALEAF HOLDINGS, INC.
("Curaleaf" or the "Company")

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Information Circular") is dated July 29, 2022 and is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company ("Management") for use at the annual meeting (the "Meeting") of the holders of subordinate voting shares and holders of multiple voting shares (collectively, the "Shareholders") of the Company to be held on September 8, 2022 at 2:00 p.m. (Eastern Time) for the purposes set out in the notice of annual meeting of the Shareholders and notice of availability of meeting materials (the "Notice") accompanying this Information Circular. This year again, the Company is holding the Meeting as a virtual-only meeting via live webcast at https://web.lumiagm.com/271030391, where all Shareholders regardless of geographic location will have an equal opportunity to participate at the Meeting. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved by permitting a broader base of shareholders to participate in the Meeting, which is consistent with the goals of the regulators, stakeholders, and others invested in the corporate governance process. The virtual-only format for the Meeting will also help mitigate health and safety risks to the community, shareholders, employees and other stakeholders in light of the continuing COVID-19 environment. See "General Statutory Information" for more information on how to attend, participate and vote at the Meeting.

Unless otherwise indicated, all dollar amounts herein are expressed in United States dollars. Moreover, all references herein to "Fiscal 2021" refer to the financial year of the Company ended December 31, 2021, and all references herein to "Fiscal 2020" refer to the financial year of the Company ended December 31, 2020.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Presentation of the Financial Statements

The Company's annual audited financial statements for the financial year ended December 31, 2021, together with the notes thereto and the auditors' report thereon (the "Financial Statements") will be presented at the Meeting but will not be subject to a vote. A copy of the Financial Statements has been filed and is available on SEDAR under the Company's profile at www.sedar.com or on the website for the Meeting materials maintained by the Company’s transfer agent and registrar, Odyssey Trust Company ("Odyssey"), at https://odysseytrust.com/client/curaleaf-holdingsinc/.

2.	Number of Directors and Election of Directors

The articles of the Company require a minimum of three (3) directors of the Company. At the last annual general meeting of the Company held on September 9, 2021, the Shareholders sat the number of directors of the Company at nine (9), and there are currently six (6) directors on the board of directors of the Company (the "Board"). The present term of office of each current director of the Company will expire at the Meeting. At the Meeting, it is proposed (i) to set the number of directors of the Company at nine (9), and (ii) that six (6) directors be elected.

After recommendation by the Compensation and Nominating Committee of the Board (the "CN Committee") that the director-nominees listed in this Information Circular be presented for election at this Meeting and after unanimous approval of such recommendation by the Board, the Company proposes to nominate at the Meeting the persons whose names are set forth in the following table, each to serve as a director of the Company until the next meeting of Shareholders at which the election of directors is considered, or until his successor is duly elected or appointed, unless he resigns, is removed or becomes disqualified in accordance with the articles of the Company or the Business Corporations Act (British Columbia) (the "BCBCA"). The persons named in the accompanying form of proxy or voting instruction form, as applicable, intend to vote for the election of such persons at the Meeting, unless otherwise directed. The Company does not contemplate that any of the nominees will be unable to serve as a director of the Company.

The following table and the notes thereto set out the name of each person proposed by the Company to be nominated for election as a director of the Company at the Meeting, the period during which he has been a director of the Company, his principal occupation within the five (5) preceding years, all offices of the Company now held by such person, and his shareholdings, which includes the number of voting securities of the Company beneficially owned, or over which control or direction is exercised, directly or indirectly, to the knowledge of the Company, based on publicly available filings.

Name of Proposed Nominee, Province/State and Country of Residence	Year First Elected as Director	Principal Occupation(s) for the Past Five Years	Position(s) with the Company	Shares Owned, Controlled or Directed, Directly or Indirectly(1)(2)
Boris Jordan(3)(4) Florida, U.S.	2018	Curaleaf, Executive Chairman; SPK Group, Founder; Renaissance Insurance, Chairman and Founder	Executive Chairman and Director	93,970,705 Multiple Voting Shares 57,218,783 Subordinate Voting Shares
Joseph Lusardi Massachusetts, U.S.	2018	Curaleaf, CEO; Massapoag Advisors, Principal and Founder	Executive-Vice Chairman and Director	5,333,562 Subordinate Voting Shares
Dr. Jaswinder Grover(5) Nevada, U.S.	2020	Allegiant Institute and the Smoke Ranch Surgery Center, Founder	Director	5,498,776 Subordinate Voting Shares
Karl Johansson(3)(4) Minnesota, U.S.	2018	Ernst & Young, Managing Partner	Director	59,328 Subordinate Voting Shares
Peter Derby(3)(4) New York, U.S.	2018	Concinnity Advisors, LP, Founder	Director	478,152 Subordinate Voting Shares
Mitchell Kahn(6) Illinois, U.S.	2020	Grassroots, Co-Founder and CEO; Greenhouse Group LLC, Principal and CEO; Frontline Real Estate Partners, Principal and CEO	Director	4,606,979 Subordinate Voting Shares

Notes:

(1)	No director beneficially owns, or controls or directs, directly or indirectly, any of the voting securities of the subsidiaries of the Company.

(2)	These figures do not include Options and RSUs (as each such term is defined herein) which are disclosed elsewhere in this Information Circular.

(3)	Member of the Audit Committee.

(4)	Member of the CN Committee.

(5)	Under the amended and restated merger agreement to acquire Cura Partners, Inc. ("Cura") dated October 30, 2019, certain former securityholders of Cura have the right to appoint one individual to serve on the Board. Dr. Grover is the nominee appointed by such former securityholders.

(6)	Under the amended and restated merger agreement to acquire GR Companies, Inc. (“Grassroots”) dated June 22, 2020, the former core securityholders of Grassroots have the right to appoint one individual to serve on the Board. Mitchell Kahn, co-founder and CEO of Grassroots, is the nominee appointed by the former core securityholders of Grassroots.

The biographies of the proposed nominees for directors are set out below.

Boris Jordan | Executive Chairman of the Board. Mr. Jordan is an American businessman, co-founder of Renaissance Capital Group and SPK Group, two international investment and advisory firms. In the early 1990's, Mr. Jordan was considered a key player in the development of privatization and the stock market in Russia. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University. After founding SPK Group in 1999, Mr. Jordan has led the company in its investments in emerging industries, including investments in multiple industries with focus on the healthcare and financial sector (insurance) and their peripheral industries, through various financial instruments, including public equities, debts, private equity and venture capital investments. Since acquiring majority control of Curaleaf in 2014, Mr. Jordan has been impactful in the Company's emergence as an industry leader. Mr. Jordan serves as a member of the Audit Committee, as well as a member of the CN Committee. Mr. Jordan holds a B.A. from New York University.

Joseph Lusardi | Executive Vice Chairman. Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has a decade of cannabis experience, as well as 20 years’ experience in finance, private equity and entrepreneurship. Since 2015, Mr. Lusardi has led the Company through a significant growth trajectory from a small medical device company to a publicly traded, vertically integrated multi state cannabis operator that is positioned to become the largest cannabis company in the world. In 2019, he oversaw two transformational acquisitions – Select, the leading cannabis wholesale brand in the United States, and Grassroots, which expanded Curaleaf's presence from 12 to 19 states with over 130 licenses. Mr. Lusardi has been instrumental in developing an organizational strategy focused on the advancement of cannabis science to support patients in need of medical cannabis as well as adult-use customers. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.

Jaswinder Grover, M.D. | Director. Jaswinder Grover, M.D. is an orthopedic and spine surgeon who has practiced in Las Vegas, Nevada for the past 25 years. Dr Grover is the founder, developer, and the owner of the Allegiant Institute and the Smoke Ranch Surgery Center, a referral center for patients with spine and pain disorders, which together employ more than 100 people in Las Vegas, Nevada. Originally from India, he spent his childhood in England and migrated to the United States as a teenager. He was invited to attend UCLA School of Medicine as an early acceptance for gifted students after only three years of college graduating with his MD at the age of 23. He performed his residency in orthopedic and trauma surgery at the USC - Los Angeles County Medical Center for five years. He thereafter served as fellow of spinal cord injury at the University of British Columbia, fellow of cervical spine reconstructive surgery at McGill University, Montreal, and fellow of spinal deformity and lumbar reconstruction surgery Nottingham Center for spine surgery in England. He started his practice in Las Vegas, Nevada in 1995 as associate professor of orthopedic surgery at the University Medical Center attending to the most complex spine and pelvis injuries. In 2004, he began the Nevada Spine Clinic and Center for Special Surgery, a private practice dedicated to the evaluation, care and treatment for patients with spinal disorders. The center has since evolved to become the Allegiant Institute, a comprehensive referral center for patients with spine, musculoskeletal, and pain disorders both acute and chronic, providing complete assessment and treatment options for affected patients. The Institute encompasses imaging and MRI facilities, a pain management division offering both pharmacological and advanced interventional options, regenerative and stem cell therapies, and advanced surgical solutions both major reconstructive when necessary, and when possible minimally invasive outpatient technologies. The Institute is associated with the Smoke Ranch Surgery Center, a Joint Commission for the Accreditation for Hospitals accredited center. Over his career, Doctor Grover has personally performed over 12,000 spine surgeries and has pioneered various outpatient techniques in minimally invasive spine surgery. He is a member of the American Medical Association, the North American Spine Society, and a fellow of the American Academy of Orthopedic Surgeons. Doctor Grover remains actively involved as a consultant and surgeon.

Karl Johansson | Director. Mr. Johansson has broad experience in multinational accounting and the co-ordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. From 1995 to 2000, Mr. Johansson was a Managing Partner of Ernst & Young CIS, after which he was a Regional Partner for Eastern Europe countries, including CIS (Vienna, Austria). From 2006 to 2014, he worked as a Managing Partner of Ernst & Young CIS in Moscow. While in Russia, he was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan, Ukraine and Latvia. Mr. Johansson serves as the Chair of the Audit Committee, as well as a member of the CN Committee. Mr. Johansson received a Bachelor's degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

Peter Derby | Director. Peter Derby is a founding partner of Concinnity Advisors, LP, the sub-advisor with investment discretion for the Capital Stewardship Strategy, which was formed in 2011. From 2008 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2007 to 2008, he was a founding member of The Concinnity Group, LLC. During William H. Donaldson's tenure as Chairman of the Securities Exchange Commission, from 2003 to 2005, Mr. Derby served as the Securities Exchange Commission's Managing Executive for Operations and Management. In 1989, he participated in the founding of DialogBank, the first private Russian bank to receive an international banking license. At DialogBank, Mr. Derby served as Chairman of the board of directors from 1997 to 1998, as President and Chief Executive Officer from 1991 to 1997 and as Chief Financial Officer from 1990 to 1991. Mr. Derby also founded the first Russian investment firm in 1991, Troika Dialog, where he served as Chairman of the board of directors from 1996 to 1997 and as President and Chief Executive Officer from 1991 to 1996. Prior to his tenure in Russia, he was a Corporate Finance Officer at National Westminster Bank USA from 1985 to 1990 and an Auditor at Chase Manhattan Bank from 1983 to 1985. Mr. Derby serves as the Chair of the CN Committee, as well as a member of the Audit Committee. Mr. Derby earned a B.S. in accounting, finance and international finance from New York University in 1983.

Mitchell Kahn | Director. Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Mr. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School. After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company’s retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Mr. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15,000,000. In 2010, Mr. Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the United States. The company has acquired properties valued at more than $125,000,000 and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Mr. Kahn actively serves as Chairman of Frontline Real Estate Partners. In 2014, Mr. Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated, cannabis operation in the United States, he established operations in 11 states, obtained more than 60 licenses, and empowered over 1100 employees. Today, Mr. Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.

The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR setting the number of directors of the Company at nine (9), and FOR the re-election of each of the aforementioned named nominees unless otherwise instructed on a properly executed and validly deposited proxy. Management does not contemplate that any aforementioned named nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, as applicable, reserve the right to vote for another nominee at their discretion.

Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions

None of the Company's directors or executive officers has, within the ten years prior to the date of this Information Circular, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of the Company's directors or executive officers has, within the ten years prior to the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA. Further, to mitigate the risks caused by real or perceived conflicts of interest of its directors, officers and employees, the Company adopted a conflicts of interest policy pursuant to which, among other things, disclosure of the competing interests and the approval of the Company is required with respect to affiliations with competitors (including having a financial interest in such competitors) or companies with which Curaleaf does business.

Other than (i) certain of the Company's or its subsidiaries' directors and officers serving as directors and officers of other companies, and therefore being possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, (ii) certain of the Company's or its subsidiaries' directors and officers having portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company, and (iii) other than disclosed elsewhere in this Information Circular, to the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests.

3.	Appointment of Auditors

Shareholders will be requested to appoint PKF O'Connor Davies, LLP ("PKF O’Connor Davies"), as auditors of the Company to hold office until the next annual meeting of Shareholders, and to authorize the directors of the Company to fix the auditors' remuneration and the terms of their engagement. PKF O'Connor Davies were first appointed as auditors of the Company effective as of August 9, 2022, following the resignation of Antares Professional Corporation, Chartered Professional Accountants ("PKF Antares"), the previous auditors of the Company having served as auditors from February 4, 2019 until August 9, 2022.

At the Company’s request, PKF Antares have submitted their resignation to the Company with an effective date as of August 9, 2022. The Board has decided to appoint PKF O'Connor Davies as auditors of the Company effective as of the resignation date of PKF Antares. The change of auditor was made in connection with the Company’s intention to commence reporting its financial statements in U.S. GAAP instead of IFRS, and in preparation for an eventual listing of its Subordinate Voting Shares on a senior U.S. national stock exchange. The change will allow the Company to directly access the broader resources of the New York office of the PKF global network. Shareholders should be aware that, while it currently is the Company's intent and objective to apply to list the Subordinate Voting Shares on a U.S. national stock exchange such as The Nasdaq Stock Market or The New York Stock Exchange, there is currently no expectation nor guaranty that the Company will be successful in doing so, nor can the Company guaranty that it will be able to meet the initial listing requirements of such exchanges or that the Company would be eligible to post the Subordinate Voting Shares for trading on such exchanges at all.

The audit committee and the board of directors of the Company have approved the resignation of PKF Antares and the appointment of PKF O’Connor Davies as successor auditor. In accordance with National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), a notice of change of auditor together with the required letters from the former auditor and the successor auditor will be filed on SEDAR under the Company’s profile at www.sedar.com.

There were no modifications of opinion contained in PKF Antares’s reports on the Company's annual financial statements for the period commencing at the beginning of the two most recently completed financial years and ending on August 9, 2022. In addition, there are no "reportable events" (as the term is defined in NI 51-102) between the Company and PKF Antares

The Management nominees named in the form of proxy or voting instruction form, as applicable, (absent contrary directions) intend to vote the shares represented thereby FOR the resolution re-appointing PKF O'Connor Davies as auditors of the Company for the ensuing year and authorizing the directors to fix PKF O'Connor Davies' remuneration.

4.	Consideration of Other Business

Following the conclusion of the former business to be conducted at the Meeting, we will consider such other business, if any, that may properly come before the Meeting or any adjournment(s) thereof. As at the date hereof, Management is not aware of any amendments or variations to matters identified in the Notice or other matters that may properly come before the Meeting, other than those mentioned in said Notice.

GENERAL STATUTORY INFORMATION

Solicitation of Proxies

The solicitation of proxies with respect to the matters set forth in this Information Circular is being made by and on behalf of Management. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited via the Internet, by telephone, in writing or in person, by, among others, directors, officers or regular employees of the Corporation who will receive no compensation therefor in addition to their regular remuneration. The costs of solicitation of proxies will be borne by the Company.

Notice-and-Access

The Company is sending the Notice, this Information Circular, the Financial Statements and related management's discussion and analysis and other meeting materials of the Meeting (collectively, the "Meeting Materials") to the Shareholders using notice-and-access in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), allowing the Company to send the Meeting Materials to Shareholders over the Internet. The Meeting Materials are being sent by the Company both to registered Shareholders, directly, and non-objecting beneficial owners and objecting beneficial owners (collectively, "Non-Registered Holders"), indirectly through intermediaries, and the Company assumes the delivery costs thereof. The Company may also retain, and pay a fee to, one or more professional proxy firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice.

Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting.

Meeting Materials can be viewed online under the Company's profile on SEDAR at www.sedar.com or at the website maintained by Odyssey for the Meeting Materials at https://odysseytrust.com/client/curaleaf-holdings-inc/. The Meeting Materials will remain posted on the Company’s profile on SEDAR and on Odyssey's dedicated website at least until the date that is one year after the date the Meeting Materials were posted.

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey's website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than August 19, 2022. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the Notice for voting purposes.

Voting at the Meeting

Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See "Attendance and Participation at the Meeting".

Non-Registered Holders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the Non-Registered Holders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Non-Registered Holder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of Proxy" and "Attendance and Participation at the Meeting".

Appointment of Proxy

The persons named in the enclosed proxy or voting instruction form are Matt Darin, Chief Executive Officer of the Company and Mr. Joseph Lusardi, Executive Vice-Chairman of the Company. Shareholders have the right to appoint a person (who need not be a Shareholder) to represent him, her or it (through a legal representative) at the Meeting other than the persons designated in the form of proxy or voting instructions form, as applicable, including Non-Registered Holders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy (including Non-Registered Holders who wish to appoint themselves as proxyholder) and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

•	Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. You may deliver the completed proxy to Odyssey by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at 1230, 300 5th Ave SW, Calgary, AB T2P 3C4. Alternatively, you may vote by Internet at https://login.odysseytrust.com/pxlogin and by clicking "Vote". All instructions are listed on the enclosed Proxy Instrument. Your proxy or voting instruction form must be received in each case no later than 2:00 p.m. (Eastern Time) on September 6, 2022 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting. This MUST be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

•	Step 2: Register your proxyholder: To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 2:00 p.m. (Eastern Time) on September 6, 2022 and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a Non-Registered Holder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please see further instructions below under the heading "Attendance and Participation at the Meeting."

Legal Proxy – US Beneficial Shareholders

If you are a beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "Attendance and Participation at the Meeting" you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 2:00 p.m. (Eastern Time) on September 6, 2022.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used by an instrument in writing executed by the Shareholder or by his, her or its attorney authorized in writing and either delivered to the attention of the Corporate Secretary of the Company c/o Odyssey Trust Company, 1230, 500 5th Ave SW, Calgary, AB T2P 3C4, or by delivering written notice of such revocation to the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) thereof.

Voting of Proxies and Discretion Thereof

The shares represented by your proxy or voting instruction form (as applicable) will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. When Shareholders have properly executed proxies in favour of persons designated in the printed portion of the proxy or voting instruction form (as applicable), and have not specified in the proxy or voting instruction form (as applicable) the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted "IN FAVOUR" of each item scheduled to come before the Meeting. The proxy or voting instruction form (as applicable) confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the date of this Information Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the proxy or voting instruction form (as applicable) to vote such proxy according to their best judgment.

Attendance and Participation at the Meeting

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Shareholders must have a valid Username. Guests are welcome to attend and view the webcast, but will be unable to participate or vote at the Meeting. To join as a guest please visit the Meeting online at https://web.lumiagm.com/271030391 and select "Join as a Guest" when prompted.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/271030391. Such persons may then enter the Meeting by clicking "I have a login" and entering a Username and Password before the start of the Meeting:

•	Registered Shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the Meeting is "curaleaf2022" (case sensitive). If as a registered Shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online, but you will be able to attend as a guest.

•	Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is "curaleaf2022" (case sensitive). Only registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not able to participate or vote at the Meeting. Shareholders who wish to appoint proxyholder other than the persons designated in the Proxy Instrument to represent them at the Meeting (including beneficial Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of Proxy".

Non-Registered Holders

You are a Non-Registered Holder if your shares are registered in the name of an intermediary, such as a bank, a trust company, a securities dealer or broker, or an administrator of a self-administered Registered Retirement Savings Plan, Registered Retirement Income Fund, Registered Education Savings Plan or similar plan, that, in turn, holds those shares through a central depository such as the Canadian Depository for Securities Limited (CDS) (each an "Intermediary").

Pursuant to NI 54-101, Intermediaries are required to request voting instructions from Non-Registered Holders prior to shareholders’ meetings. Without specific instructions from Non-Registered Holders, Intermediaries are prohibited from voting the shares registered in their name. Non-Registered Holders should ensure that instructions respecting the voting of their shares are communicated to their respective Intermediary.

If you are a Non-Registered Holder and wish to attend, participate and vote at the Meeting, you should carefully follow the instructions provided by your Intermediary, including those regarding when and where the voting instruction form is to be delivered, in order to appoint yourself as proxyholder. Non-Registered Holders should also carefully read the section "Appointment of Proxy" and "Attendance and Participation at the Meeting" above. Although Non-Registered Holders will not be recognized at the Meeting for the purpose of directly exercising the voting rights carried by the shares registered in the name of their Intermediary, they may attend the Meeting as proxy for the registered Shareholder and, in such capacity, exercise the voting rights carried by such shares by following the instructions to such effect provided by the Intermediary.

Notice to United States Shareholders

Curaleaf is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). As such, the solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers.

Accordingly, the solicitation contemplated herein is being made to United States Shareholders only in accordance with Canadian corporate and securities laws and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by Shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, or that the experts named herein are residents of a country other than the United States.

As a result, it may be difficult or impossible for the United States Shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

In addition, the United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

Interest of Certain Persons in Matters to be Acted Upon

Other than as described in this Information Circular, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any of the following persons in any matter to be acted upon at the Meeting:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

Votes Necessary to Pass Resolutions

Pursuant to the BCBCA, a simple majority (or 50%) of the votes cast at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (2/3) (or 66 2/3%) of the votes cast at the Meeting is required to pass a special resolution. At the Meeting, Shareholders will be asked to consider, and if thought fit, to pass ordinary resolutions to fix the number of directors of the Company at nine (9), to elect the directors of the Company, and to appoint PKF O'Connor Davies as the auditors of the Company for the ensuing year and to authorize the Board to fix their remuneration. No special resolution is expected to come before the Shareholders at the Meeting.

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of multiple voting shares without par value (the "Multiple Voting Shares") and an unlimited number of subordinate voting shares without par value (the "Subordinate Voting Shares"). As at the date of this Information Circular, there are 616,165,723 Subordinate Voting Shares issued and outstanding, representing approximately 30.42% of voting rights attached to outstanding securities of the Company, and 93,970,705 Multiple Voting Shares issued and outstanding, representing approximately 69.58% of voting rights attached to outstanding securities of the Company.

The following is a summary of the current special rights or restrictions attached to the Subordinate Voting Shares and the Multiple Voting Shares. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the completed provisions of the articles of the Company (the full text of which is available on SEDAR at www.sedar.com under the Company’s profile).

Subordinate Voting Shares

Restricted Shares	The Subordinated Voting Shares are "restricted securities" within the meaning of such term under applicable Canadian Securities Laws.
Right to Notice and Vote	Holders of Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.
Class Rights	As long as any Subordinate Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right attached to the Subordinate Voting Shares. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company.
Dividends	Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company. No dividend may be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board.
Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, entitled to participate rateably along with all other holders of Subordinate Voting Shares and Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis).
Changes	No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Except as described below, the Subordinate Voting Shares cannot be converted into any other class of shares.

Conversion Upon an Offer	In the event that an offer is made to purchase Multiple Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the shares of the Company are listed has not implemented any rules with respect to "coattail" protections, or if the Multiple Voting Shares are not then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a given province or territory of Canada to which these requirements apply, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio (as defined below) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares pursuant to the offer, and for no other reason. In such event, the Company shall deposit or cause the transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer are withdrawn by the shareholder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion shall be reconverted into Subordinate Voting Shares at the Conversion Ratio then in effect.

Multiple Voting Shares

Right to Notice and Vote	Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to 15 votes per Multiple Voting Share.
Class Rights	As long as any Multiple Voting Shares remain outstanding, the Company may not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Additionally, consent of the holders of a majority of the outstanding Multiple Voting Shares are required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights in respect of any such approvals, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, bonds, debentures or other securities of the Company.
Dividends	The holders of the Multiple Voting Shares are entitled to receive such dividends as may be declared and paid to holders of the Subordinate Voting Shares in any financial year as the Board may by resolution determine, on an as-converted to Subordinate Voting Share basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio. No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board.

Participation	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Shares basis) and Subordinate Voting Shares.
Changes	No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares may occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
Conversion	The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis (the "Conversion Ratio") at any time at the option of the holder.
Automatic Conversion	The Multiple Voting Shares structure will terminate automatically the first business day following the first annual meeting of the Shareholders held after the Subordinate Voting Shares become listed or quoted on a United States national securities exchange such as The NASDAQ Stock Market or The New York Stock Exchange, at which point all Multiple Voting Shares issued and outstanding will automatically convert into Subordinate Voting Shares at the Conversion Ratio. Multiple Voting Shares shall also be automatically converted into Subordinate Voting Shares at the Conversion Ratio upon the occurrence of the following events: (i) the transfer or disposition of the Multiple Voting Shares by Mr. Jordan to one or more third parties, which are not Permitted Holders (i.e. members of his immediate family, and entities controlled by Mr. Jordan and/or members of his immediate family) and (ii) Mr. Jordan or his Permitted Holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.
Conversion Upon an Offer	In the event that an offer is made to purchase Subordinate Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Subordinate Voting Shares are listed has not implemented any rules with respect to "coattail" protections, to be made to all or substantially all the holders of Subordinate Voting Shares in a given province or territory of Canada to which these requirements apply, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the Company shall deposit or cause the Company's transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion shall be reconverted, into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect.

The close of business on July 22, 2022 has been fixed as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of the Meeting and any adjournment(s) thereof and to vote their shares at the Meeting. Accordingly, only Shareholders of record on the Record Date are entitled to vote at the Meeting or any adjournment(s) thereof.

Except as set out below, to the knowledge of the directors and officers of the Company, based on publicly available filings, as at the date of this Information Circular, no person beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the outstanding voting securities of the Company:

Name of Shareholder	Number of Subordinate Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Subordinate Voting Shares Owned, Controlled or Directed	Number of Multiple Voting Shares Owned, Controlled or Directed	Percentage of Outstanding Multiple Voting Shares Owned, Controlled or Directed	Percentage of Votes Attaching to all Outstanding Shares Owned, Controlled or Directed
Boris Jordan	57,218,783	9.29%	93,970,705	100%	72.41%
Andrey Blokh	127,896,211	20.76%	-	-	6.31%

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules applicable to most senior issuers in Canada, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares. Mr. Boris Jordan, as the beneficial owner of all the outstanding Multiple Voting Shares, entered into a customary coattail agreement dated October 25, 2018 with the Company and a trustee (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual class, listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by Mr. Boris Jordan of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:

(a)	offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares (on an as converted to Subordinate Voting Share basis);

(b)	provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

(d)	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the restrictions contained in the Coattail Agreement do not prevent the transfer or sale of Multiple Voting Shares by a person or company who beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Company (each, a "Principal Shareholder") to a Permitted Holder, provided such transfer or sale is not or would not have been subject to the requirements to make a take-over bid or constitute or would constitute an exempt take-over bid (as defined under applicable securities laws). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, does not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the articles of the Company.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of any applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by Mr. Boris Jordan and his Permitted Holders on terms which would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, and no proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee: (i) is or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries; or (ii) whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

SECURITY BASED COMPENSATION ARRANGEMENTS

Equity Compensation Plan Information

In October 2018, following approval by the Company’s Shareholders, the Company adopted an equity incentive plan for (the "LTIP"). The LTIP permits the grant of (i) nonqualified stock options ("NQSOs") and incentive stock options ("ISOs" and, collectively with NQSOs, "Options"), (ii) restricted stock awards, (iii) restricted stock units ("RSUs"), (iv) stock appreciation rights ("SARs"), and (v) performance compensation awards, which are referred to herein collectively as "Awards", as more fully described below. The LTIP was amended by the Board on November 12, 2020, in order for the LTIP to comply with certain rules of the U.S. Securities Exchange Commission. As per the terms of the LTIP and the rules of the CSE, such amendments did not require approval by the Shareholders as such amendments were made in order to make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange and did not adversely alter or impair the terms and conditions of Awards previously granted to participants under the LTIP.

The aggregate number of Subordinate Voting Shares that may be issued under all Awards under the LTIP is equal to 10% of the number of Subordinate Voting Shares outstanding at any time, including the number of Subordinate Voting Shares issuable on conversion of the Multiple Voting Shares, the whole subject to certain adjustments provided under the LTIP. As at December 31, 2021, there were 614,369,729 Subordinate Voting Shares issued and outstanding and 93,970,705 Multiple Voting Shares issued and outstanding (or 708,340,434 Subordinate Voting Shares on an as-converted basis (the "Outstanding Share Number")).

The following table sets out information as of December 31, 2021 with respect to the LTIP.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding Options, warrants and rights	(b) Weighted-average exercise price of outstanding Options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by Shareholders(1)	26,465,048 (3.73%)	$14.46(2)	44,368,995 (6.26%)
Equity compensation plans not approved by Shareholders	Nil	Not applicable	Not applicable
TOTAL	26,465,048 (3.73%)	$14.46(2)	44,368,995 (6.26%)

Notes:

(1)	The maximum number of Subordinate Voting Shares issuable upon the exercise of the Options outstanding under the LTIP as of December 31, 2021 was 23,588,635, representing approximately 3.33% of the Outstanding Share Number.

(2)	With respect to the Options only; no exercise price is attributed to the RSUs.

As at December 31, 2021, the following Awards were outstanding under the LTIP: (i) 23,588,635 Options, with the underlying Subordinate Voting Shares representing approximately 3.33% of the Outstanding Share Number, and (ii) 2,876,413 RSUs, with the underlying Subordinate Voting Shares representing approximately 0.41% of the Outstanding Share Number. As at December 31, 2021, an aggregate of 44,368,995 Subordinate Voting Shares remained available for issuance under the LTIP, representing approximately 6.26% of the Outstanding Share Number.

Summary of the LTIP

(a)	Purpose

The purpose of the LTIP is to promote the interests of the Company and the Shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Shareholders.

(b)	Eligibility

Any of the Company's employees, officers, directors, or consultants (who are natural persons) are eligible to participate in the LTIP if selected by the Board (the "Participants"). The basis of participation of an individual under the LTIP, and the type and amount of any Award that an individual will be entitled to receive under the LTIP, are at the Board’s discretion.

The maximum number of Subordinate Voting Shares that may be issued under the LTIP shall be set by the Board to be an aggregate of 10% of the number of Subordinate Voting Shares (including the number of Subordinate Voting Shares underlying the Multiple Voting Shares on an "as if converted" basis) then outstanding, on a fully-diluted basis. Notwithstanding the foregoing, the maximum number of Subordinate Voting Shares that may be issued pursuant to ISOs shall not exceed 71,566,480 Subordinate Voting Shares, subject to adjustment in the LTIP. Any shares subject to an Award under the LTIP that are forfeited, cancelled, have expired before being exercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the LTIP. No financial assistance or support agreements may be provided by the Company in connection with grants under the LTIP.

In the event of any dividend, recapitalization, forward or reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Subordinate Voting Shares or other securities of the Company, issuance of warrants or other rights to acquire Subordinate Voting Shares or other securities of the Company, or other similar corporate transaction or event, which affects the Subordinate Voting Shares, or unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may make such adjustment, which it deems appropriate in its discretion in order to prevent dilution or enlargement of the rights of Participants under the LTIP, to (i) the number and kind of shares which may thereafter be issued in connection with Awards, (ii) the number and kind of shares issuable in respect of outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and (iv) any share limit set forth in the LTIP.

(c)	Awards

(i)	Options

The Board is authorized to grant Options to purchase Subordinate Voting Shares that are either ISOs meaning they are intended to satisfy the requirements of Section 422 of the Code, or NQSOs, meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the LTIP are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an option granted under the LTIP is ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Board may determine to be appropriate.

(ii)	Restricted Stock

A restricted stock award is a grant of Subordinate Voting Shares, which are subject to forfeiture restrictions during a restriction period. The Board will determine the price, if any, to be paid by the Participant for each Subordinate Voting Shares subject to a restricted stock award. The Board may condition the expiration of the restriction period, if any, upon: (i) the Participant's continued service over a period of time with the Company or its affiliates; (ii) the achievement by the Participant, the Company or its affiliates of any other performance goals set by the Board; or (iii) any combination of the above conditions as specified in the applicable award agreement. If the specified conditions are not attained, the Participant will forfeit the portion of the restricted stock award with respect to which those conditions are not attained, and the underlying Subordinate Voting Shares will be forfeited. At the end of the restriction period, if the conditions, if any, have been satisfied, the restrictions imposed will lapse with respect to the applicable number of Subordinate Voting Shares. During the restriction period, unless otherwise provided in the applicable award agreement, a Participant will have the right to vote the shares underlying the restricted stock; however, all dividends will remain subject to restriction until the stock with respect to which the dividend was issued lapses. The Board may, in its discretion, accelerate the vesting and delivery of shares of restricted stock. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of service with the Company, the unvested portion of a restricted stock award will be forfeited.

(iii)	RSUs

RSUs are granted in reference to a specified number of Subordinate Voting Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board after a period of continued service with the Company or its affiliates or any combination of the above as set forth in the applicable award agreement, one Subordinate Voting Share for each such Subordinate Voting Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Subordinate Voting Shares in lieu of delivering only Subordinate Voting Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant's termination of service with the Company, the unvested portion of the RSUs will be forfeited.

(iv)	Stock Appreciation Rights

A SAR entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of Subordinate Voting Shares from the date of the grant of the SAR and the date of exercise payable in Subordinate Voting Shares. Any grant may specify a vesting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR shall be exercisable. No SAR may be exercised more than ten years from the grant date. Upon a Participant's termination of service, the same general conditions applicable to Options as described above would be applicable to the SAR.

(v)	Performance Compensation Awards

A performance award entitles the recipient to receive, upon the achievement of one or more objective performance goals during such performance periods as the Board shall establish, payments, which may be denominated or payable in cash, shares (including, without limitation, restricted stock awards and RSUs), other securities of the Company, other awards under the LTIP or other property. Subject to the terms of the LTIP, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award and any other terms and conditions of any performance award shall be determined by the Board.

(d)	General

The maximum term of the Options to be granted/awarded under the LTIP is ten years.

The Board may impose restrictions on the grant, exercise or payment of an Award as it determines appropriate. Generally, Awards granted under the LTIP shall be non-transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Subordinate Voting Shares covered by Options, SARs or RSUs, unless and until such Awards are settled in Subordinate Voting Shares.

No Option (or, if applicable, SARs) shall be exercisable, no Subordinate Voting Shares shall be issued, no certificates for Subordinate Voting Shares shall be delivered and no payment shall be made under the LTIP except in compliance with all applicable laws.

The Board may amend, alter, suspend, discontinue or terminate the LTIP and the Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to approval by the Company's Shareholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the LTIP (including, without limitation, as necessary to comply with any rules or requirements of applicable securities exchange), (ii) no such amendment or termination may adversely affect Awards then outstanding without the Award holder's permission, and (iii) such amendment, alteration, suspension, discontinuation, or termination is in compliance with Canadian Securities Exchange policies.

In the event of any reorganization, merger, consolidation, split-up, spin-off, combination, plan of arrangement, takeover bid or tender offer, repurchase or exchange of Subordinate Voting Shares or other securities of the Company or any other similar corporate transaction or event involving the change of control of the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the LTIP, as it deems appropriate.

(e)	Tax Withholding

The Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Governance

The compensation of the directors and executive officers is determined by the Board, on an annual basis, based on the recommendations of the CN Committee, which recommendations may be informed by third party consultant advice and research, including market comparable research on similarly situated directors and executive officers, as well as management recommendations. The services of a third party executive compensation consultant were not retained by the Company nor the CN Committee in Fiscal 2021. Recommendations of the CN Committee are made by taking into consideration the objectives discussed below and, if applicable, relevant industry data.

The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee. Peter Derby and Karl Johansson are independent director members of the CN Committee. Mr. Jordan, as the Executive Chairman of the Company, recuses himself from any decision or recommendation made by the CN Committee regarding his own compensation as Executive Chairman of the Company.

The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the LTIP and proposing changes thereto, approving any awards of securities under the equity incentive plan and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices.

The Company's compensation practices are designed to attract, retain, motivate and reward its executive officers for their performance and contribution to the Company's long-term success. The Board seeks to compensate the Company's executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers' incentives with shareholder value creation. Corporate and individual performance objectives are tied to the executive officer’s primary business segment. These goals may include the achievement of specific financial or business development goals. The Board also seeks to set company performance goals that reach across all business segments and include achievements in finance/business development and corporate development. During Fiscal 2021, the Company’s short-term incentive bonus plan was funded based upon the Company’s annual revenue and adjusted annual earnings before interest, taxes, depreciation and amortization (EBITDA), and final payouts took into consideration the Company’s financial performance and individual performance. See "Elements of Compensation – Short Term Incentive Plan" below for more information.

Elements of Compensation

The compensation of the directors and named executive officers ("NEOs"), as defined under Form 51-102F6V – Statement of Executive Compensation – Venture Issuers, is comprised of the following major elements: (a) a base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, which may consist of stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance compensation awards or other awards available under the LTIP or under any other equity plan that may be approved by the Board from time to time.

Each such element of the executive compensation program has been designed to meet one or more objectives of the overall compensation program of the Company. The salary of each NEO, combined with any discretionary cash bonuses and granting of long-term incentives they may receive, has been designed to provide total compensation which the Board believes is competitive. Overall executive compensation is evaluated based on publicly available data within a specified predetermined peer group of companies as well as aggregate data within surveys of other companies’ published information.

The Company is not aware of any significant event that has occurred during the most recently completed fiscal year of the Company that has significantly affected compensation.

During the Fiscal 2021, the Company had six (6) NEOs, as set out below:

•	Joseph Bayern: Throughout Fiscal 2021, Mr. Bayern acted as Chief Executive Officer of the Company. Effective May 9, 2022, Mr. Matt Darin became Chief Executive Officer of the Company, while Mr. Bayern will launch and run a new division of Curaleaf developing a new CPG-based business model.

•	Ranjan Kalia: Mr. Kalia was the Chief Financial Officer of the Company in replacement of Mr. Carlotti from July 19, 2021 to March 14, 2022.

•	Mike Carlotti: Mr. Carlotti was appointed as Chief Financial Officer on February 3, 2020, in replacement of Mr. Neil Davidson. Effective July 9, 2021, Mr. Carlotti voluntarily resigned for medical reasons and ceased to be Chief Financial Officer of the Company and was replaced, effective July 19, 2021, by Mr. Ranjan Kalia.

•	Neil Davidson: On February 3, 2020, Mr. Davidson was appointed Chief Operating Officer of the Company and, as at such date, was replaced as Chief Financial Officer by Mr. Michael Carlotti. Effective January 3, 2022, Mr. Davidson retired and ceased to be Chief Operating Officer of the Company. Since March 14, 2022, Mr. Davidson is acting as interim Chief Financial Officer in replacement of Mr. Ranjan Kalia.

•	Boris Jordan: Throughout Fiscal 2021, Mr. Jordan acted as Executive Chairman.

•	Joseph Lusardi: Throughout Fiscal 2021, Mr. Jordan acted as Executive Vice-Chairman.

1.	Base Salary

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution of the NEO to the Company's success, the NEO's experience and expertise, the position and responsibilities of the NEO, and competitive industry pay practices for other companies of similar size and revenue growth potential.

2.	Short Term Incentive Plan

An annual bonus is a short-term incentive that is intended to reward each executive officer for his or her individual contribution and performance of personal objectives in the context of overall corporate performance. Bonuses are designed to motivate executive officers to achieve personal business objectives, to be accountable for their relative contribution to the Company's performance, as well as to attract and retain executives. In determining compensation and, in particular, bonuses, the CN Committee considers factors over which the executive officer can exercise control, such as their role in identifying and completing acquisitions and integrating such acquisitions into the Company's business, meeting any budget targets established by controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. In June 2020, the CN Committee approved a Short Term Incentive Plan for the Company to implement, starting with incentive based compensation for Fiscal 2021, certain metrics in various compensable element categories that will govern annual bonus target percentages of base salary and amounts. Such metrics consist of Company-wide annual revenue and annual earnings before interest, taxes, depreciation and amortization (EBITDA) targets to fund the program. In addition to these high-level financial metrics, function specific Key Performance Indicators (KPIs) based on the cultivation, manufacturing, merchandising and retail objectives of the Company, as well as achievement against individual performance and goals are considered. During Fiscal 2021, the Short Term Incentive Plan was funded based upon the Company's annual revenue and adjusted annual earnings before interest, taxes, depreciation and amortization (EBITDA), and final payouts took into consideration the Company's financial performance and individual performance.

3.	LTIP

The Company has approved and adopted the LTIP on October 12, 2018. For a summary of the material terms, please refer to the Section "Security Based Compensation Arrangements – Summary of the LTIP". NEOs are entitled to RSUs and Options as part of their compensation package, whereas directors are entitled to RSUs only.

4.	Pension Plan Benefits

The Company did not implement any deferred compensation plan, pension plan or other forms of funded or unfunded retirement compensation for its employees that provides for payments or benefits at, following or in connection with retirement.

5.	Termination and Change of Control Benefits

During Fiscal 2021, the CEO of the Company was Mr. Joseph Bayern. The employment agreement under which Mr. Bayern provided his services as CEO during Fiscal 2021, as more fully detailed below, included termination benefits in the event Mr. Bayern’s employment was terminated by the Company without cause or by Mr. Bayern for good reason, representing 75% (9 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, six (6) months of which are contingent upon Mr. Bayern being unemployed three (3) months after the effective termination date of his employment. On May 9, 2022, Mr. Bayern ceased to be CEO of the Company.

Mr. Ranjan Kalia was appointed CFO of the Company effective July 19, 2021. The employment agreement under which Mr. Ranjan Kalia provided his services as CFO during Fiscal 2021, as more fully described below, included termination benefits in the event Mr. Kalia’s employment was terminated by the Company without cause or by Mr. Kalia for good reason, representing 100% (12 months) of his base salary and his participation in the Company’s group medical and dental insurance plan for the same period, nine (9) months of which are contingent upon Mr. Kalia being unemployed three (3) months after the effective termination date of his employment. Effective March 14, 2022, Mr. Kalia voluntarily resigned and ceased to be the CFO of the Company and was replaced on an interim basis by Mr. Neil Davidson.

Mr. Michael Carlotti was appointed CFO of the Company effective February 3, 2020. The employment agreement under which Mr. Carlotti provided his services as CFO during Fiscal 2021, as more fully described below, included termination benefits in the event Mr. Carlotti’s employment was terminated by the Company without cause or by Mr. Carlotti for good reason, representing 50% (six (6) months) of his base salary. Effective July 9, 2021, Mr. Carlotti voluntarily resigned for health considerations and ceased to be the CFO of the Company and was replaced, effective July 19, 2021, by Mr. Ranjan Kalia.

Mr. Neil Davidson was appointed COO of the Company effective February 3, 2020. The employment agreement under which Mr. Davidson provided his services during Fiscal 2021, as more fully detailed below, includes severance benefits in the event Mr. Davidson’s employment is terminated by the Company without cause or by Mr. Davidson due to a diminution in his duties and responsibilities within the Company that occurs following a change of control of the Company, representing six (6) months of his base salary in regular monthly installments and his participation in the Company's group medical and dental insurance plan for the same period, three (3) months of which, in each case, are contingent upon Mr. Davidson being unemployed three (3) months after the effective date termination of his employment. Mr. Davidson ceased to be COO of the Company effective January 3, 2022.

No formal written agreement has been entered into between Mr. Boris Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Other than as described above, there are no compensatory plan(s) or arrangements(s) with NEOs providing for payments in the event of resignation, retirement or any other termination of the officer's employment or a change of NEOs' responsibilities following a change of control of the Company. In case of termination of NEOs, common law and statutory law apply.

The following table sets forth the estimates of the incremental amounts that would have been payable to each of the NEOs upon termination of employment without cause or change of control pursuant to the terms of their employment agreements, assuming that such events had taken place on December 31, 2021, the last day of the Company’s 2021 fiscal year. The table does not include the following:

•	the value of insurance benefits that could be continued during a certain period following the occurrence of the respective event since they are generally available to all salaried employees;

•	the value of additional amounts that could be payable to each of the NEOs upon termination of employment without cause or change of control pursuant to common law and statutory law;

•	an estimate of the incremental amounts payable to Mr. Jordan upon termination of employment without cause or change of control since no formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board; and

•	an estimate of the incremental amounts payable to Mr. Lusardi upon termination of employment without cause or change of control since no formal agreement has been entered into between Mr. Lusardi and the Company with respect to severance in the event of termination without cause of his services as the Executive Vice-Chairman of the Board, or change of control.

Name	Termination without Cause	Change of Control
Mr. Joseph Bayern(1)	$581,250	$581,250
Mr. Ranjan Kalia(2)	$475,000	$475,000
Mr. Michael Carlotti(3)	$175,000	$175,000
Mr. Neil Davidson(4)	$212,500	$212,500

Notes:

(1)	Effective May 9, 2022, Mr. Bayern voluntarily resigned and ceased to be the CEO of the Company and was replaced effective as at such date, by Mr. Matt Darin.
(2)	Effective March 14, 2022, Mr. Kalia voluntarily resigned and ceased to be the CFO of the Company and was replaced on an interim basis, effective as at such date, by Mr. Neil Davidson.
(3)	Effective July 9, 2021, Mr. Carlotti voluntarily resigned for health considerations and ceased to be the CFO of the Company and was replaced, effective July 19, 2021 by Mr. Ranjan Kalia.
(4)	Effective January 3, 2022, Mr. Neil Davidson retired and ceased to be COO of the Company.

Director Compensation

The Company pays compensation to its directors, which is comprised of (i) cash and (ii) awards granted in accordance with the terms of the LTIP and the Canadian Securities Exchange policies, or a combination of both. As at the date hereof, each non-executive director is entitled to an annual cash retainer in the amount of $50,000, and each of the Chair of the Audit Committee and the Chair of the CN Committee is entitled to an additional annual cash retainer in the amount of $100,000. The Company does not offer a meeting fee for Board or committee members. In addition, the Company may from time to time form ad hoc special committees to evaluate a special transaction. Depending on the transaction being evaluated, directors may be paid a special retainer for acting on such committee, and may also be paid a meeting fee. Further, each non-executive director, subject to their continued service as a director of the Company, is entitled to an annual grant of RSUs having an aggregate value of $150,000. The Company may grant additional RSUs to certain of its non-executive directors from time to time, as determined by the Board in its discretion. The directors are also reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the shareholders of the Company. The Company also obtained insurance for the benefit of its directors and has indemnification obligations for the benefit of its directors.

Director and Named Executive Officer compensation, excluding compensation securities

The following table summarizes, for the periods indicated, the compensation (expressed in United States dollars, unless otherwise indicated) paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each director and NEO of the Company, in each case excluding compensation securities. Where indicated below, the Company has included certain payments made (i) in the fiscal year ending December 31, 2022, to the extent such payments related to services performed during Fiscal 2021; and (ii) in Fiscal 2021 to the extent such payments related to services performed during Fiscal 2020.

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)		Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)		Value of all other compensation (US$)		Total compensation (US$)
Named Executive Officers
Joseph Bayern, Former CEO(1)	2021 2020	741,346 500,000		600,000 281,250	- -	7,200 7,200		- 37,800	(16)	1,348,546 826,250
Ranjan Kalia, Former CFO(2)	2021 2020	200,962 -		190,000 -	- -	- -		100,000 -	(17)	490,962 -
Michael Carlotti, Former CFO(3)	2021 2020	180,176 321,558		- 121,200	- -	- -		175,520 -	(18)	355,696 442,758
Neil Davidson, Former COO and Interim CFO(4)	2021 2020	425,000 425,000		170,000 159,375	- -	1,200 1,200	(19) (19)	- -		596,200 585,575
Boris Jordan, Executive Chairman	2021 2020	750,000 500,000		1,000,000 1,000,000	- -	- -		- -		1,750,000 1,500,000
Directors
Joseph Lusardi, Executive Vice-Chairman and Director(5)	2021 2020	692,307 750,000	(6) (7)	400,000 562,500	- -	7,700 7,700	(8) (8)	- -		1,100,007 1,320,200

Name and position	Year ended December 31	Salary, consulting fee, retainer or commission (US$)		Bonus (US$)	Committee or meeting fees (US$)	Value of perquisites (US$)	Value of all other compensation (US$)		Total compensation (US$)
Peter Derby, Director	2021 2020	171,500 100,000	(9) (9)	- -	-	- -	- -		171,500 100,000
Karl Johansson, Director	2021 2019	171,500 100,000	(10) (10)	- -	-	- -	- -		171,500 100,000
Dr. Jaswinder Grover, Director	2020 2019	50,000 45,417	(11) (12)	- -	- -	- -	- -		50,000 45,417
Mitchell Kahn, Director(13)	2021 2020	230,000 22,055	(14) (14)	- -	- -	- -	- 200,000	(15)	50,000 222,055

Notes:

(1)	Mr. Joseph Bayern was appointed as Chief Executive Officer effective as of January 1, 2021, in replacement of Mr. Joseph Lusardi, who transitioned to the role of Executive Vice-Chairman of the Company as at such date. Effective May 9, 2022, Mr. Bayern voluntarily resigned and ceased to be the CEO of the Company and was replaced as at such date by Mr. Matt Darin. The figures shown in this table for Fiscal 2020 with respect to Mr. Bayern relate to his role as President of the Company during such financial year.

(2)	Mr. Ranjan Kalia was appointed as Chief Financial Officer effective on July 19, 2021, in replacement of Mr. Michael Carlotti. He has therefore served in his capacity as Chief Financial Officer of the Company for approximately five (5) months in Fiscal 2021. Mr. Kalia was entitled to an annual base salary of $475,000 during Fiscal 2021, which was prorated to account for his actual tenure. Mr. Kalia resigned of his position as Chief Financial Officer effective March 14, 2022.

(3)	Mr. Michael Carlotti was appointed as Chief Financial Officer on February 3, 2020, in replacement of Mr. Neil Davidson. He has therefore served in his capacity as Chief Financial Officer of the Company for approximately 11 months in Fiscal 2020. Effective July 9, 2021, Mr. Carlotti voluntarily resigned for medical reasons and ceased to be CFO of the Company and was replaced, effective July 19, 2021, by Mr. Ranjan Kalia. He has therefore served in his capacity as Chief Financial Officer of the Company for approximately six (6) months in Fiscal 2021. Mr. Carlotti was entitled to an annual base salary of $350,000 during Fiscal 2020 and Fiscal 2021, which was prorated to account for his actual tenure.

(4)	On February 3, 2020, Mr. Neil Davidson was appointed Chief Operating Officer of the Company and, as at such date, was replaced as Chief Financial Officer by Mr. Michael Carlotti. Effective January 3, 2022, Mr. Neil Davidson retired and ceased to be COO of the Company. Since March 14, 2022, Mr. Neil Davidson is acting as interim Chief Financial Officer in replacement of Mr. Ranjan Kalia.

(5)	During Fiscal 2020, Mr. Joseph Lusardi was the Chief Executive Officer and a Director of the Company. Effective January 1, 2021, Mr. Joseph Lusardi transitioned to the role of Executive Vice-Chairman and Director of the Company, and was replaced as Chief Executive Officer by Mr. Joseph Bayern. The figures shown in this table for Fiscal 2020 with respect to Mr. Joseph Lusardi relate to his role as Chief Executive Officer of the Company during such financial year.

(6)	Being comprised of an annual retainer in the amount of $692,307 for his services as the Executive Vice-Chairman of the Company. Mr. Lusardi’s base salary was decreased from $750,000 annually to $500,000 annually on September 9, 2021 given the change of responsibilities from his previous role as Chief Executive Officer of the Company to Executive Vice-Chairman of the Company.

(7)	Mr. Joseph Lusardi did not receive compensation in his capacity as director during Fiscal 2020. He received compensation only in his capacity as Chief Executive Officer of the Company.

(8)	Reflects an allocation of $541.67 per month for the lease of a company car and $100 per month for a cell phone reimbursement during Fiscal 2020 and 2021.

(9)	Being comprised of (i) an annual retainer in the amount of $50,000 for his services as a member of the Board; (ii) an additional annual retainer in the amount of $100,000 for Fiscal 2021 for his services as the Chair of the CN Committee; (iii) additional compensation earned by Mr. Derby in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the acquisition of EMMAC Life Sciences Limited (the "EMMAC Transaction"); and additional compensation earned by Mr. Derby in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the extension of the dual-class structure of the Company (the "MVS Extension"). The additional compensation earned by Mr. Derby in Fiscal 2021 for his services as a member of the special committees mentioned above will paid to him during the fiscal year ending December 31, 2022. For additional information regarding the EMMAC Transaction, refer to the section titled “Recent Acquisitions” in the Company’s management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2021 and 2020 (the "Annual MD&A") filed on March 7, 2022, a copy of which is available under the Company’s SEDAR profile at www.sedar.com. For additional information regarding the extension of the Company’s dual-class structure, refer to the notice of annual general and special meeting of the shareholders of the Company and management information circular (the "Circular") filed in connection therewith on July 30, 2021, a copy of which is available under the Company’s SEDAR profile at www.sedar.com.

(10)	Being comprised of an annual retainer in the amount of $50,000 for his services as a member of the Board, and an additional annual retainer in the amount of $100,000 for Fiscal 2021 for his services as the Chair of the Audit Committee; (iii) additional compensation earned by Mr. Johansson in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the acquisition of EMMAC Life Sciences Limited; and additional compensation earned by Mr. Johansson in Fiscal 2021 for his services as a member of the special committee formed to review and evaluate the extension of the dual-class structure of the Company. The additional compensation earned by Mr. Johansson in Fiscal 2021 for his services as a member of the special committees mentioned above will paid to him during the fiscal year ending December 31, 2022. For additional information regarding the EMMAC Transaction, refer to the section titled “Recent Acquisitions” in the Company’s Annual MD&A filed on March 7, 2022, a copy of which is available under the Company’s SEDAR profile at www.sedar.com. For additional information regarding the extension of the Company’s dual-class structure, refer to the Circular filed in connection therewith on July 30, 2021, a copy of which is available under the Company’s SEDAR profile at www.sedar.com.

(11)	Being comprised of an annual retainer in the amount of $50,000 for his services as a member of the Board.

(12)	Dr. Grover was appointed as director of the Company on February 3, 2020. He has therefore served in his capacity as director of the Company for approximately 11 months in 2020. The amount received by Dr. Grover for his services as director of the Company during Fiscal 2020 represent the pro rata portion of the $50,000 annual cash retainer for such 11-month period during Fiscal 2020.

(13)	Mr. Kahn was appointed as director of the Company on July 23, 2020. He has therefore served in his capacity as director of the Company for approximately 5 months in 2020.

(14)	Being comprised of an annual retainer in the amount of $50,000 for his services as a member of the Board, as well as an amount of $180,000 in consulting fees for Fiscal 2021 and $22,055 for his services as a member of the Board for Fiscal 2020.

(15)	During Fiscal 2020, Mr. Kahn was remunerated for his consultancy services rendered to the Company in accordance with a Consulting Agreement dated July 23, 2020 between the Company and Mr. Kahn, at a flat-fee of $200,000 for the six-month term of such Consulting Agreement.

(16)	Being comprised of a housing allowance.

(17)	Being comprised of a sign-on bonus agreed to be paid to Mr. Kalia as part of his employment agreement arrangements.

(18)	Being comprised of a $175,000 severance payment and an amount of $520 for a cell phone reimbursement for Fiscal 2021.

(19)	Being comprised of cell phone reimbursement fees for Fiscal 2020 and Fiscal 2021.

Stock Options and Other Compensation Securities

The following table summarizes all compensation securities granted or issued to each director and NEO by the Company or one of its subsidiaries in Fiscal 2021.

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (CAD$)	Closing price of security or underlying security on date of grant (CAD$)	Closing price of security or underlying security at year end (CAD$)(2)	Expiry Date
Joseph Bayern, CEO(3)	Options Options RSUs	171,770 (0.027%) 496,766 (0.079%) 172,620 (0.028%)	March 11, 2021 June 23, 2021 June 23, 2021	19.53 17.13 17.13	19.53 16.02 16.02	11.30 11.30 11.30	March 11, 2031 June 23, 2031 N/A
Ranjan Kalia, Former CFO(4)	Options RSUs	189,660 (0.030%) 142,245 (0.023%)	August 11, 2021 August 11, 2021	15.40 15.40	15.30 15.30	11.30 11.30	August 11, 2031 N/A

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (CAD$)	Closing price of security or underlying security on date of grant (CAD$)	Closing price of security or underlying security at year end (CAD$)(2)	Expiry Date
Mike Carlotti, Former CFO(5)	-	-	-	-	-	-	-
Neil Davidson, Former COO and Interim CFO(6)	Options	36,501 (0.006%)	March 11, 2021	19.53	19.53	11.30	March 11, 2031
Boris Jordan(7), Executive Chairman and Director	RSUs RSUs	118,507 (0.019%) 84,411 (0.013%)	August 11, 2021 September 9, 2021	15.40 15.02	15.30 14.30	11.30 11.30	N/A N/A
Joseph Lusardi(8), Executive Vice-Chairman and Former CEO	RSUs	40,554 (0.006%)	September 28, 2021	15.60	15.26	11.30	NA
Karl Johansson(9), Director	RSUs RSUs RSUs	5,744 (0.001%) 12,032 (0.002%) 12,661 (0.002%)	March 11, 2021 August 11, 2021 September 9, 2021	19.53 15.40 15.02	19.53 15.30 14.30	11.30 11.30 11.30	N/A N/A N/A
Peter Derby(10), Director	RSUs RSUs RSUs	5,744 (0.001%) 12,032 (0.002%) 12,661 (0.002%)	March 11, 2021 August 11, 2021 September 9, 2021	19.53 15.40 15.02	19.53 15.30 14.30	11.30 11.30 11.30	N/A N/A N/A
Dr. Jaswinder Grover(11), Director	RSUs RSUs RSUs	3,123 (0.001%) 1,723 (0.001%) 12,661 (0.002%)	March 11, 2021 August 11, 2021 September 9, 2021	19.50 15.40 15.02	19.53 15.30 14.30	11.30 11.30 11.30	N/A N/A N/A

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price (CAD$)	Closing price of security or underlying security on date of grant (CAD$)	Closing price of security or underlying security at year end (CAD$)(2)	Expiry Date
Mr. Mitchell Kahn(12), Director	RSUs RSUs	1,873 (0.001%) 12,661 (0.002%)	August 11, 2021 September 9, 2021	15.40 15.02	15.30 14.30	11.30 11.30	N/A N/A

Notes:

(1)	Percentage of class is calculated on a partially diluted basis assuming: (i) the exercise of Options and RSUs granted to directors and NEOs of the Company as at December 31, 2021; and (ii) an aggregate of 614,369,729 Subordinate Voting Shares issued and outstanding on December 31, 2021.

(2)	Reflects the closing price of the Subordinate Voting Shares on the CSE on December 31, 2021.

(3)	As of December 31, 2021, Mr. Bayern had ownership, direction or control over a total of 125,841 Subordinate Voting Shares, 1,220,511 Options and 379,799 RSUs.

(4)	As of December 31, 2021, Mr. Kalia had ownership, direction or control over a total of nil Subordinate Voting Shares, 189,660 Options and 142,245 RSUs.

(5)	As of December 31, 2021, Mr. Carlotti had ownership, direction or control over a total of 11,323 Subordinate Voting Shares, nil Options and nil RSUs.

(6)	As of December 31, 2021, Mr. Davidson had ownership, direction or control over a total of 339,857 Subordinate Voting Shares, 982,028 Options and 329,570 RSUs.

(7)	As of December 31, 2021, Mr. Jordan had ownership, direction or control over a total of 93,970,705 Multiple Voting Shares, 57,828,771 Subordinate Voting Shares, 132,809 Options and 84,411 RSUs.

(8)	As of December 31, 2021, Mr. Lusardi had ownership, direction or control over a total of 5,333,562 Subordinate Voting Shares, 6,916,455 Options and 89,335 RSUs.

(9)	As of December 31, 2021, Mr. Johansson had ownership, direction or control over a total of 59,328 Subordinate Voting Shares, nil Options and 12,661 RSUs.

(10)	As of December 31, 2021, Mr. Derby had ownership, direction or control over a total of 478,152 Subordinate Voting Shares, nil Options and 12,661 RSUs.

(11)	As of December 31, 2021, Dr. Grover had ownership, direction or control over a total of 5,646,600 Subordinate Voting Shares, nil Options and 12,661 RSUs.

(12)	As of December 31, 2021, Mr. Kahn has ownership, direction or control over a total of 4,606,979 Subordinate Voting Shares, nil Options and 12,661 RSUs.

Exercise of Compensation Securities

The following table summarizes all compensation securities exercised by each director and NEO of the Company during Fiscal 2021.

Name and position	Type of compensation security	Number of underlying securities exercised	Exercise price per security (US$)	Date of exercise	Closing price of security on date of exercise(1) (US$)	Difference between exercise price and closing price on date of exercise (US$)	Total value on exercise date (US$)
Joseph Bayern, CEO	RSUs	103,589	Nil	December 9, 2021	9.26	9.26	959,234
Ranjan Kalia, Former CFO	-	-	-	-	-	-	-
Mike Carlotti, Former CFO	Options	33,000	4.31	July 18, 2021	12.72	8.41	277,530
	Options	2,900	4.27	July 19, 2021	12.94	8.67	25,143
	Options	31,000	4.29	July 20, 2021	13.03	8.74	270,940
	Options	12,600	4.30	August 18, 2021	11.20	6.90	86,940
	Options	17,782	4.24	August 22, 2021	11.17	6.93	123,229
	Options	12,000	4.30	August 23, 2021	11.55	7.25	87,000
	Options	12,500	4.32	August 25, 2021	11.92	7.60	95,000
	Options	11,000	4.29	August 26, 2021	11.87	7.58	83,380
	Options	12,000	4.33	September 2, 2021	12.03	7.70	92,400
	Options	9,000	4.29	September 14, 2021	10.78	6.49	58,410
	Options	12,000	4.25	September 20, 2021	11.21	6.96	83,250
	Options	12,295	4.24	September 21, 2021	11.54	7.30	89,754
	RSUs	136,516	Nil	March 12, 2021	15.86	15.86	2,165,144
	RSUs	61,338	Nil	July 11, 2021	12.70	12.70	778,993
Neil Davidson, Former COO and Interim CFO	RSUs	204,119	Nil	March 11, 2021	15.56	15.56	3,176,092
	RSUs	17,073	Nil	November 22, 2021	9.66	9.66	164,925
Boris Jordan, Executive Chairman and Director	RSUs	21,928	Nil	August 11, 2021	12.23	12.23	268,179
	RSUs	96,579	Nil	September 9, 2021	11.30	11.30	1,091,342
Joseph Lusardi, Executive Vice-Chairman, Director and Former CEO	Options	897,791	0.11	January 6, 2021	14.31	14.30	12,838,411
	RSUs	48,780	Nil	November 22, 2021	9.66	9.66	471,311
Karl Johansson, Director	RSUs	3,289	Nil	August 11, 2021	12.23	12.23	40,225
	RSUs	14,487	Nil	September 9, 2021	11.30	11.30	163,703
Peter Derby, Director	RSUs	3,289	Nil	August 11, 2021	12.23	12.23	40,225
	RSUs	14,487	Nil	September 9, 2021	11.30	11.30	163,703
Dr. Jaswinder Grover, Director	RSUs	43,059	Nil	February 2, 2021	14.81	14.81	637,704
	RSUs	1,723	Nil	September 9, 2021	11.30	11.30	19,470
	RSUs	17,543	Nil	July 23, 2021	12.74	11.30	223,497
Mitchell Kahn, Director	RSUs-	270	Nil	August 11, 2021	12.23	11.30	3,302
	RSUs	1,603	Nil	September 9, 2021	11.30	11.30	18,114

Note:

(1)	Figures shown in this column represent the closing price of the Subordinate Voting Shares on the CSE on the applicable date of exercise, as converted in U.S. dollars using the exchange rate for Canadian dollars into U.S. dollars published by the Bank of Canada on the applicable date of exercise.

Employment, Consulting and Management Agreements

Joseph Bayern

During Fiscal 2021, Mr. Bayern was the Company’s Chief Executive Officer. He is also the Company’s former President. Mr. Bayern was appointed as Chief Executive Officer effective as of January 1, 2021. The Company entered into an employment agreement with Mr. Bayern on November 23, 2019 for his role as President, which continued to govern his existing employment relationship with the Company as its Chief Executive Officer, subject to any changes that may be approved by the Board. Mr. Bayern was entitled to a base annual salary of $500,000 and was eligible for a discretionary year-end performance bonus representing up to 75% of such base salary. In addition, Mr. Bayern received, upon hiring, shares of the Company worth $5,000,000, granted as to 50% via Options and as to 50% via RSUs. He was also eligible for annual equity grants at 150% of his base salary as of part of the LTIP. If Mr. Bayern was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Bayern was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement is terminated by the Company without cause or by Mr. Bayern for diminution of duties, in addition to accrued amounts, Mr. Bayern was entitled to an amount equal to nine (9) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Bayern remaining unemployed six (6) months following the effective date of termination.

Effective May 9, 2022, Mr. Bayern voluntarily resigned and ceased to be the CEO of the Company and was replaced effective as at such date by Mr. Matt Darin.

Neil Davidson

Mr. Davidson is currently the Company’s interim Chief Financial Officer and was formerly the Company’s Chief Operating Officer. The Company entered into an employment agreement with Mr. Davidson on March 16, 2022 governing his position as interim Chief Financial Officer. Under the terms of this agreement, Mr. Davidson is entitled to a base monthly salary of $39,583 for a maximum duration of 6 months with the option to terminate upon the appointment of a full time Chief Financial Officer, and is eligible for a monthly bonus representing $19,791 per month worked, and payable in the month of the last day effectively worked by Mr. Davidson.

In addition, Mr. Davidson is entitled to a special grant of up to 27,657 RSUs and 27,657 Options, which will not vest until the last day worked in relation thereto and which will be prorated for the number of days worked as Interim Chief Financial Officer.

During Fiscal 2021, Mr. Davidson also acted as Chief Operating Officer of the Company. He was appointed to such position on February 3, 2020, and was formerly the Company’s Chief Financial Officer. Mr. Davidson was replaced as Chief Financial Officer at such date by Mr. Michael Carlotti.

The Company entered into an employment agreement with Mr. Davidson on January 24, 2019 for his role as Chief Financial Officer, which continued to govern his employment relationship with the Company as its Chief Operating Officer. As Chief Operating Officer, Mr. Davidson was entitled to a base annual salary of $425,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary.

In addition, Mr. Davidson was entitled to a grant of 625,000 RSUs and 900,000 Options. The RSUs will expire ten years from their grant date and will vest at a rate of 25% per year for each of the first four anniversaries from Mr. Davidson’s date of hire so as to be fully vested after four years, and include an acceleration of all unvested RSUs in the event of a “change of control”, which is defined as (1) the consummation of a tender for or purchase of more than fifty percent (50%) of the Company’s share capital by a third party, (2) a merger, consolidation or recapitalization of the Company such that the shareholders of the Company immediately prior to the consummation of such transaction possess less than fifty percent (50%) of the voting securities of the surviving entity immediately after the transaction or (3) the sale, lease or other disposition of all or substantially all of the assets of the Company.

Mr. Davidson’s employment agreement governing his Chief Operating Officer role provided that if Mr. Davidson was terminated other than for cause, then a pro rata number of RSUs based on the total number of months that he was employed during an annual vesting period will accelerate and immediately vest and be available for exercise on his termination date in accordance with his RSU agreement. The Options will expire ten years from the grant date and will vest at a rate of 33.3% per year for each of the first three anniversaries from Mr. Davidson’s date of hire so as to be fully vested after three years, and includes an acceleration of all unvested options in the event of a change of control, as defined above. Mr. Davidson’s employment agreement governing his Chief Operating Officer role provided that if Mr. Davidson was terminated other than for cause, then a pro rata number of Options based on the total number of months that he was employed during an annual vesting period shall accelerate and immediately vest and be available for exercise on his termination date in accordance with his option agreement. In addition, Mr. Davidson was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Davidson for constructive dismissal, in addition to accrued amounts, Mr. Davidson was entitled to an amount equal to six (6) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Davidson remaining unemployed three (3) months following the effective date of termination.

Effective January 3, 2022, Mr. Neil Davidson retired and ceased to be COO of the Company. Since March 14, 2022, Mr. Neil Davidson is acting as interim Chief Financial Officer in replacement of Mr. Ranjan Kalia.

Ranjan Kalia

The Company entered into an employment agreement with Mr. Kalia on June 21, 2021. Under the terms of this agreement, Mr. Kalia was entitled to a base annual salary of $475,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary, in addition to a fixed $100,000 additional bonus if his employment with the Company extended beyond March 31, 2022. In addition, Mr. Kalia received, upon hiring, shares of the Company worth $3,500,000, granted as to 50% via Options and as to 50% via RSUs. If Mr. Kalia was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Kalia was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Kalia for diminution of duties, in addition to accrued amounts, Mr. Kalia was entitled to an amount equal to twelve (12) months of his then annual base salary, payable in two (2) lump sum payments, and to continue receiving benefits under the Company's health insurance program for the same period. The first lump sum payment of three (3) months base salary would be payable within thirty (30) days after termination and if Mr. Kalia remained unemployed after three (3) months the second lump sum payment of nine (9) months base salary would be paid with the same applying to payments for group medical and dental insurance.

Effective March 14, 2022, Mr. Kalia voluntarily resigned and ceased to be CFO of the Company and was replaced on an interim basis, effective as at such date, by Mr. Neil Davidson.

Michael Carlotti

The Company entered into an employment agreement with Mr. Carlotti on January 14, 2020. Under the terms of this agreement, Mr. Carlotti was entitled to a base annual salary of $350,000 and was eligible for a discretionary year-end performance bonus representing up to 50% of such base salary. In addition, Mr. Carlotti received, upon hiring, shares of the Company worth $3,500,000, granted as to 40% via Options and as to 60% via RSUs. He was also eligible for annual equity grants at 150% of his base salary as of part of the LTIP. If Mr. Carlotti was terminated other than for cause then a pro rata number of shares underlying the options based on the total number of months that he was employed during an annual vesting period would accelerate and immediately vest and be available for exercise on his termination date in accordance with such option agreement.

In addition, Mr. Carlotti was entitled to certain benefits relating to the Company's group medical and dental insurance. In the event that the employment agreement was terminated by the Company without cause or by Mr. Carlotti for diminution of duties, in addition to accrued amounts, Mr. Carlotti was entitled to an amount equal to six (6) months of his then annual base salary, payable in regular monthly installments, and to continue receiving benefits under the Company's health insurance program for the same period, three (3) months of which, in each case, were contingent upon Mr. Carlotti remaining unemployed three (3) months following the effective date of termination.

Effective July 9, 2021, Mr. Carlotti voluntarily resigned for medical reasons and ceased to be CFO of the Company and was replaced, effective July 19, 2021 by Mr. Ranjan Kalia.

Boris Jordan

Mr. Jordan is the Executive Chairman of the Board. No formal written agreement has been entered into between Mr. Jordan and the Company with respect to his services as the Executive Chairman of the Board.

Joseph Lusardi

Mr. Lusardi is the Executive Vice-Chairman of the Board. Mr. Lusardi and the Company entered into an agreement relating to the compensation payable by the Company to Mr. Lusardi for his services as the Executive Vice-Chairman of the Board. Under this agreement, Mr. Lusardi is entitled to an annual salary of $500,000 effective starting October 1, 2021 and is eligible for a discretionary year-end performance bonus representing up to 100% of such base salary. In addition, Mr. Lusardi is entitled to an annual equity grant of $500,000 in the form of RSUs.

Management Agreements

No management functions of the Company are performed by a person or company other than the directors and executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE

Under the Canadian Securities Administrators' National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to disclose certain information relating to its corporate governance practices. This information is set forth below.

Board of Directors

The Company currently has four non-executive directors, three of whom the Company believes to be independent within the meaning of applicable Canadian laws and regulations. Therefore, three out of the six directors of the Company (or 50%) are considered to be independent. An independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director's exercise of independent judgment. The three independent directors of the Company are Messrs. Karl Johansson, Peter Derby and Dr. Jaswinder Grover. Each of Boris Jordan, who serves as Executive Chairman and founder of the Company, and Joseph Lusardi, who serves as the Executive Vice-Chairman of the Board and is the former CEO of the Company, are not considered to be independent by virtue of the fact that they are or were executive officers of the Company within the last three years. Further, Mr. Mitchell Kahn, although a non-executive director, is not considered to be independent within the meaning of NI 58-101 by virtue of the fact that he provided consulting services to the Company and that he received more than Cdn$75,000 in direct compensation from the Company in consideration of such consulting services during any 12-month period within the last three years.

The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation, taking into consideration the results of independence questionnaires completed by each director as well as other factual circumstances reviewed on an ongoing basis.

Chair and Vice-Chair

Mr. Boris Jordan, the founder of the Company, is the Executive Chairman of the Board. He is assisted in this task by Mr. Joseph Lusardi, Executive Vice-Chairman of the Board and former Chief Executive Officer. The Company believes that having Mr. Jordan and Mr. Lusardi acting as Executive Chairman and Executive Vice-Chairman of the Company is beneficial to the Company, as it allows the Company to remain focused on the execution of its long-term strategy and to prioritize initiatives directed at creating sustainable long-term value, supported by the strong expertise and leadership of Messrs. Jordan and Lusardi. It also ensures continuity of an executive team that has led the push in the evolution of the cannabis industry and the advancement of regulatory change and has built important relationships with all key stakeholders.

Meetings of Independent Directors

To maintain independence from management, during every quarterly and special meeting of the Board, the independent directors hold in-camera sessions without the presence of management or non-independent directors. Similarly, each committee holds in-camera sessions without members of management or non-independent directors at every quarterly meeting and at special meetings when appropriate, under the chairmanship of the committee chair.

Other Directorships

Other than Mr. Jordan who is the chairman of the board of directors of, and the chair of the strategic committee of the board of directors of, Renaissance Insurance Group PJSC, none of the directors of the Company currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent).

Orientation and Continuing Education

Immediately following appointment, new directors of the Company are provided with historic information, current strategic plans for the Company and materials summarizing issues relating to the Company. New directors are also briefed by the Chief Executive Officer of the Company, by the Chief Financial Officer of the Company, by the Acting General Counsel of the Company and by the Chair of the committees of the Board to which they are appointed, if any. In addition, the Company will make available any documents or personnel as may be requested by a new director in order to assist with the orientation and onboarding to the Board.

Although the Company has not adopted formal policies respecting continuing education for Board members, new directors are encouraged to communicate with the Company's management, legal counsel, auditors and consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance, and to attend related industry seminars and visit the Company's operations. In addition, the Board and its committees receive periodic reports from management and external advisors as to new developments in regard to corporate governance, industry trends, changes in legislation and other issues affecting the Company.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct for directors, officers and employees (the "Code of Conduct"). A copy of the Code of Conduct is available on SEDAR under the Company’s profile at www.sedar.com. The Company will, upon request, provide a copy of the Code of Conduct to any Shareholder. Further, the Board has approved the hiring of dedicated compliance personnel and has adopted an Ethics and Compliance Hotline and other critical business ethics policies and training to encourage and promote a culture of ethical business conduct.

The Board expects its directors, officers and employees to act ethically at all times and to acknowledge their adherence to corporate policies and the Code of Conduct. Any material issues regarding compliance with our policies and Code of Conduct are required to be brought forward to the SVP of Compliance for review and investigation and referred to the executive officers of the company or the Audit committee of the Board, as may be appropriate under the circumstances. The Board and/or appropriate committee or executive officers determine what remedial steps, if any, are required. Any waivers from the Code of Conduct that are granted for the benefit of a director or executive officer may be granted only by the Audit Committee of the Board. No waiver has ever been granted under the Code of Conduct.

Each director of the Company must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

Nomination of Directors

The CN Committee is responsible for identifying new candidates for nomination to the Board and for recommending director nominees to the Board for election at the annual general meeting of shareholders of the Company. The Board subsequently approves the director nominees for election at such meeting. In particular, the Board considers, in addition to any other factors it deems relevant: (i) the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies, skills and background each nominee will bring to the Board; (iv) the time that each nominee will have available to devote to the Company's business; and (v) whether the nominee will be an independent director. Directors are encouraged to identify potential candidates. The Company also encourages its executive to identify potential candidates to be considered for a Board position. An invitation to stand as a nominee for election to the Board will normally be made to a candidate by the Board through the Executive Chairman of the Company or his delegate.

The Company is committed to diversity in all aspects of its business and activities, including with respect to its Board. The Company and the Board believe that diversity and inclusion foster a wide array of perspectives and help build cultures of trust, candor and respect. The Company and the Board will continue to support and encourage the recruitment and appointment of diverse candidates to Board positions. In addition to recruiting and considering director candidates, the Board annually reviews the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of competencies, skills and experience to provide for the overall stewardship of the Company.

During Fiscal 2021, the Company has hired a career development and talent acquisition platform and a leading anti-bias training partner, in addition to the following initiatives to support diversity, equity and inclusion ("DE&I") efforts at Curaleaf:

•	Internal DE&I Taskforce: In July 2020, an internal taskforce was developed, with a focus on internal mentoring programs, a supplier diversity program and new employee resource groups designed to foster greater communication and support. Engaged in the DE&I Taskforce are 62 cross functional team members ranging from Dispensary Associates to Vice Presidents at Curaleaf.

•	Employee Resource Groups: The DE&I Taskforce has implemented Employee Resource Groups that ensure inclusive and supportive communities within the 5,500+ team member organization. Those groups are: Curaleaf in Color (BIPOC), QUSH (LGBTQIA+), Women’s Cannabis Collective (Women), FamiLeaf (Working Parents), STEM (education, science, and health) and Curaleaf Cares (Community & Volunteerism). Since the creation of our ERGs in 2020, we have increased membership by over 395%. Supplier Diversity and Workforce Development subcommittees also support the overall initiative.

•	Workforce Development: CuraForce, one of Curaleaf’s subcommittees, is working with their second cohort for their Cultivate the Leader in YOU! Program, pairing LinkedIn Learning Paths with guided discussions that set our team members up for success at all levels. Our first cohort had over 60 graduates, with many finding the confidence to apply for promotions that several of our team members received. Our second cohort had 200+ applications and it still in progress.

•	Mentoring: Approaching mentoring and coaching as a bottom up and a top down strategy, Curaleaf is launching an executive leaders and sponsorship program in which a cohort of Curaleaf junior management team members will be matched with C-suite and executive management members within various departments.

•	Executive Roundtable: Launched in 2021, the Curaleaf Executive Roundtable provides mentorship, education, networking opportunities and entrepreneurial support for individuals from communities harmed by the War on Drugs. Throughout a full-time, one-year curated program, protégées work closely with Curaleaf executives from the C-Suite to vice presidents. This relationship provides guidance from industry leaders who are invested in protégé success and growth. By matching mentees through analysis of goals and resources, the Executive Roundtable opens doors to opportunities.

•	Diverse Hiring Opportunities: Curaleaf has partnered with Digital Venture Partners on an HBCU tour, visiting HBCUs across the country to share with soon-to-be graduates the variety of career opportunities within the cannabis space. This is just one of the many ways we are ensuring we source diverse candidates whenever possible.

Board Committees

Compensation and Nominating Committee

The CN Committee currently consists of three directors: Peter Derby (Chair), Boris Jordan and Karl Johansson, all of whom have direct and indirect experience relevant to their roles as members of the CN Committee. Mr. Derby and Mr. Johansson are independent members of the Board. For details regarding the experience of the members of the CN Committee, see the biographies of each member set out in the section "Number of Directors and Election of Directors".

The role and responsibility of the CN Committee is to assist the Board in fulfilling its responsibilities for the appointment, performance, evaluation and compensation of its executive officers in addition to the recruitment, development and retention of its executive officers. The CN Committee is also charged with maintaining talent management and succession planning systems and processes relating to its senior management and developing compensation structure for our executive officers including salaries, annual and long-term incentive plans including plans involving share issuances and other share-based awards. The CN Committee is also charged with reviewing the Company's equity incentive plan and proposing changes thereto, approving any awards of securities under the equity incentive plan and establishing policies and procedures designed to identify and mitigate risks associated with its compensation policies and practices. See also "Statement of Executive Compensation – Corporate Governance".

Audit Committee

Composition of the Audit Committee

The Audit Committee of the Board (the "Audit Committee") assists the Board in fulfilling its responsibilities for oversight of accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things: monitoring the integrity of the Company’s financial statements and corporate accounting, monitoring systems and procedures for financial reporting and internal control; reviewing certain public disclosure documents and financial information that will be provided to shareholders and other, including the Company's annual audited financial statements and unaudited quarterly financial statements; reviewing the Company’s compliance with certain legal and regulatory requirements; evaluating the independent auditors’ qualifications and independence; monitoring the performance of the Company’s internal audit function and the company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services; and providing an open avenue of communication among independent auditors, financial and senior management and the Board. The Audit Committee is also responsible for oversight and control of related party transactions.

The Audit Committee is responsible for reviewing with Management the Company's risk management policies, the timeliness and accuracy of the Company's regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

The Audit Committee also has the authority to approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.

As at the date of this Information Circular, the following are the members of the Audit Committee:

Name of Member	Independent(1)	Financially Literate(2)
Boris Jordan	No(3)	Yes
Peter Derby	Yes	Yes
Karl Johansson(4)	Yes	Yes

Notes:

(1)	A member of the Audit Committee is independent if he or she has no direct or indirect "material relationship" with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.

(2)	A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3)	Boris Jordan is not an independent member of the Audit Committee, as he, directly or indirectly, owns more than 10% of the issued and outstanding subordinate voting shares of the Company.

(4)	Chair of the Audit Committee.

Relevant Education and Experience

Each member of the Audit Committee has experience relevant to his or her responsibilities as an Audit Committee member. See the biography of each member of the Audit Committee set forth under the heading "Number of Directors and Election of Directors" in this Information Circular for a description of the education and experience of each Audit Committee member.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely fiscal year has the Company relied on an exemption from National Instrument 52-110 – Audit Committees ("NI 52-110"), in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee's Charter

The Audit Committee operates under a written charter, adopted on and effective as of December 17, 2018 setting forth the purpose, composition, authority and responsibility of the Audit Committee, a copy of which is attached hereto as Schedule "A".

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee's charter attached hereto as Schedule "A".

External Auditor Service Fees

The following table sets forth the aggregate fees billed by PKF Antares, the external auditors for the Company, for services rendered for the fiscal years ended December 31, 2021 and December 31, 2020.

In thousands of dollars	2021	2020
Audit Fees(1)	1,215	1,001
Audit-related fees(2)	285	279
Tax fees(3)	-	-
All other fees(4)	69	63
Total	1,569	1,343

Notes:

(1)	"Audit fees" include the aggregate fees billed for the audit of the annual consolidated financial statements, the review of interim unaudited consolidated financial statements and other regulatory audits and filings.

(2)	"Audit related fees" include the aggregate fees billed for the provision of technical, accounting and financial reporting advice services.

(3)	"Tax fees" include the aggregate fees billed for the provision of corporate tax compliance, tax planning and other tax related services.

(4)	"All other fees" include the aggregate fees billed for products and services provided by the external auditor, other than services reports under (1), (2), or (3).

Assessments

Based upon the Company's size, its current state of development and the number of individuals on the Board, the Board considers a formal process for accessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. In light of the fact that the Board and its committees meet on several occasions each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board's and such director's assessment of the competencies and skills that the Board and its committees should possess.

The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner for the time being.

The Company is in the process of implementing an effectiveness assessment questionnaire. Each Board member will complete an annual questionnaire to assist in assessing the effectiveness of the Board and its committees, as well as formal peer reviews to evaluate the contribution and performance of each individual director. The questionnaire will address Board and committee structure and composition, Board leadership, strategic planning, risk management, operational performance and Board processes and effectiveness and will ask directors not only to comment on the Board’s current structure and practices but also to propose improvements. The results will be discussed in depth by the Audit Committee and any recommendations or material observations will be presented to the full Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, to the knowledge of the Company, no "informed person", proposed director, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since January 1, 2021 or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries. An "informed person" means, among others, (i) a director or executive officer of the Company or of a subsidiary of the Company, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (iii) a reporting issuer that has purchased, redeemed, or otherwise acquired any of its securities, for so long as it holds any of its securities.

Amendment of the Company’s Articles

On September 10, 2021, the Company amended its articles in order to extend the automatic termination of the dual-class structure of the Company (initially set to expire automatically no later than October 25, 2021) and to maintain such dual-class structure of the Company until the earlier to occur of (i) the transfer or disposition of the Multiple Voting Shares by Mr. Boris Jordan to one or more third parties (which are not Permitted Holders (i.e. members of his immediate family and entities controlled by Mr. Jordan and members of his immediately family)); (ii) Mr. Jordan or his Permitted Holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares; and (iii) the first business day following the first annual meeting of shareholders of the Company following the Subordinate Voting Shares of the Company being listed and posted for trading on a United States national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange (the "Articles Amendment").

The Articles Amendment constituted a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") since the Articles Amendment consisted in amending the terms of the Multiple Voting Shares, which is a security of the Company a majority of which is beneficially owned or over which control is exercised, directly or indirectly, by Mr. Jordan, being a "related party" (as such term is defined in MI 61-101) of the Company. The Articles Amendment was not subject to the formal valuation requirements of Section 5.4 of MI 61-101 as it is not a transaction described in paragraphs (a) through (g) of the definition of "related party transaction" in MI 61-101.

The Articles Amendment was negotiated by management of the Company under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board free from any conflict of interest with respect to the proposed Articles Amendment (the "Special Committee"), all of which are independent members of the Board within the meaning of NI 52-110. The Special Committee did not receive a fairness opinion with respect to the Articles Amendment, as it was determined, based on a number of factors including advice from the Special Committee’s advisors and the belief that a fairness opinion would be of limited value for the Shareholders and other stakeholders of the Company in the context of the Articles Amendment, not to retain a financial advisor in connection with the consideration of the Articles Amendment.

In accordance with MI 61-101, the Articles Amendment was required to receive "minority approval" (as defined in MI 61-101) of every class of "affected securities" of the issued, in each case, voting separately as a class. The Subordinate Voting Shares were considered to be "affected securities" under MI 61-101. As a result, the approval of the Articles Amendment required the affirmative vote of a simple majority of the votes cast by the holders of Subordinate Voting Shares and excluding the votes attached to the Subordinate Voting Shares that are beneficially owned or over which control or direction is exercised by Mr. Jordan, any "related party" of Mr. Jordan within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Articles Amendment. Since all the Multiple Voting Shares are beneficially owned by Mr. Jordan, the Multiple Voting Shares were not taken into consideration for the purpose of confirming that the requisite minority approval under MI 61-101 has been obtained.

At the annual general and special meeting of the Shareholders of the Company held on September 9, 2021, the Articles Amendment was duly approved by: (i) 99.53% of the votes cast by all holders of Subordinate Voting Shares and Multiple Voting Shares present in person or represented by proxy, voting together as a single class; (ii) 100% of the votes cast at the Meeting by all holders of multiple voting shares present in person or represented by proxy, voting as a class; (iii) 97.528% of the votes cast by all holders of subordinate voting shares present in person or represented by proxy, voting as a class, and (iv) for the purpose of confirming the requisite minority approval under MI 61-101 has been obtained, a majority of the votes cast by the holders of subordinate voting shares, excluding the votes attached to 59,235,411 Subordinate Voting Shares then beneficially owned or over which control or direction is exercised by Mr. Jordan as at the record date for such meeting; and the Subordinate Voting Shares beneficially owned or over which control or direction is exercised by related parties of Mr. Jordan and persons acting jointly or in concert with Mr. Jordan (including affiliates and associates).

EMMAC Life Sciences Limited ("EMMAC")

In April 2021, Curaleaf acquired EMMAC, the largest vertically integrated independent cannabis company in Europe, for base consideration of approximately $50 million in cash and approximately 17.5 million Subordinate Voting Shares, with additional consideration to be paid based upon the successful achievement of performance milestones (the "EMMAC Transaction").

The EMMAC Transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") as a result of Measure 8 Ventures Management, LLC, an investment management company controlled by Mr. Boris Jordan, Executive Chairman of the Board and control person of the Company (including funds managed by such entity, “Measure 8”) having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board free from any conflict of interest with respect to the proposed EMMAC Transaction (the "Special Committee"), all of which are independent members of the Board within the meaning of NI 52-110. The Special Committee has received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

Post-EMMAC Transaction, the former shareholders of EMMAC have approximately 3% pro forma ownership of the Company on a fully-diluted basis, before factoring in the performance-based earn-outs. The portion of the consideration to be paid through the issuance of Subordinate Voting Shares will be subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with release of 5% from such restrictions at the end of each calendar quarter following the closing.

Further information about the EMMAC Transaction can be found in the Company's material change report dated March 19, 2021, a copy of which is available on SEDAR (www.sedar.com) under the Company's profile. A copy of the EMMAC Purchase Agreement is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

ADDITIONAL INFORMATION

Financial information is provided in the financial statements and related management's discussion and analysis of the results for the period ended December 31, 2021. Shareholders wishing to receive a copy of such materials should mail a request to the Company at 666 Burrard Street, Suite 1700, Vancouver, BC, V6C 2X8.

Additional information relating to the Company is also available free of charge on SEDAR under the Company’s profile at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at ir.curaleaf.com.

SCHEDULE "A"
Audit Committee Charter

CURALEAF HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

CURALEAF HOLDINGS, INC.

AUDIT Committee Charter

1.	Purpose

The Audit Committee (the “Committee”) shall be established by resolution of the Board of Directors (the “Board”) of Curaleaf Holdings, Inc., a corporation existing under the laws of British Columbia (the “Company”).

The Committee is responsible for:

a)	Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

•	Monitoring the integrity of the Company’s financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

•	Reviewing the Company’s compliance with certain legal and regulatory requirements;

•	Evaluating the independent auditors’ qualifications and independence; and

•	Monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

b)	Providing an open avenue of communication among the independent auditors, financial and senior management and the Board.

c)	Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company’s independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee and each of its members shall be entitled to rely on:

a)	The integrity of those persons and organizations within and outside of the Company from which it receives information;

b)	The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board); and

c)	Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.	Composition and Qualifications

The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the ‘independence’ requirements of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the Canadian Securities Exchange, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under NI 52-110.

All members of the Committee must (except to the extent permitted by NI 52-110) be “financially literate” (as defined by NI 52-110).

A Committee member invited to sit on another public company’s audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

3.	Meetings

The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A.	Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent auditors, the Chairman of the Board, the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) may call a meeting of the Committee by notifying the Company’s Corporate secretary, who will notify the members of the Committee.

B.	Agenda and Notice

The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C.	Holding and Recording Meetings

Committee meetings may be held in person or telephonically. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D.	Quorum

A majority of the members of the Committee shall constitute a quorum.

E.	Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.	Compensation

The compensation of Committee members shall be determined by the Board.

5.	Responsibilities of the Committee

A.	System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company’s books and records with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company’s assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

The system of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principles contained within the Code of Business Conduct and Ethics for the Chief Executive Officer and Chief Financial Officer as adopted by the Board.

B.	Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors’ audit and audit report thereon, and the annual Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

•	Review the scope of the audit, the audit plan and the audit procedures utilized.

•	Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties.

•	Resolve any differences in financial reporting between management and the independent auditors.

•	Review with management, internal auditors, and the independent auditors, the adequacy of the Company’s internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.

•	Review reports required to be submitted by the independent auditors concerning:

➢	All critical accounting policies and practices used in the preparation of the Company’s financial statements.

➢	All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.

➢	Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

•	Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors’ independence.

•	Review and discuss:

➢	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

➢	Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

•	Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.

•	Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C.	Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D.	Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosure of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

E.	Oversight of Independent Auditors

The Company’s independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

•	Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.

•	Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

•	Obtain confirmation and assurance as to the independent auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors’ report to satisfy itself of their independence.

•	At least annually, obtain and review a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

•	Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.

•	Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.

•	Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.

•	Consider whether rotation of the independent auditors is required to ensure independence.

F.	Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee’s discretion, the internal audit function may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The head of the internal audit function (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The head of the internal audit function or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function's organizational structure and personnel.

In overseeing internal audit, the Committee will:

•	Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.

•	Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.

•	Review internal audit activities, budget and staffing.

•	Review significant reports to management prepared by the internal auditing department and management’s responses to such reports.

G.	Disclosure Controls & Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”)

•	Monitor and review the Company’s Disclosure Policy and the Mandate of its Disclosure and Policy Compliance Committee, on an annual basis.

•	Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.

•	On a quarterly basis, review management’s assessment of the design effectiveness of the Company’s DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.

•	Review management's assessment of the operating effectiveness of the Company’s DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.

•	Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company’s ICFR and the related corrective and disciplinary actions to be taken.

•	Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.

•	Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.

H.	Risk Assessment and Risk Management

The Committee shall discuss the Company's major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I.	Ethical Standards

The Committee shall establish, maintain and oversee the Company's Code of Business Conduct and Ethics (the “Code”), including dealing with issues that may arise under the Code related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).

J.	Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K.	Submission of Complaints

The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.

L.	Legal Compliance

On at least an annual basis, the Committee shall review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M.	Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee's authority and responsibilities.

N.	Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.	Committee Administrative Matters

A.	Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B.	Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C.	Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D.	Reports to Board of Directors

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E.	Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee’s Charter.

F.	Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

G.	Review of this Charter

The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.

H.	Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.